JACO ELECTRONICS, INC.
                                 145 Oser Avenue
                            Hauppauge, New York 11788


                                                             November 17, 2000


VIA EDGAR
Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Jaco Electronics, Inc.
                  Registration Statement on Form S-2
                  File No. 333-46258

Ladies and Gentlemen:

Jaco Electronics, Inc. (the "Company") hereby notifies the Securities and Exchange Commission of its decision to withdraw the above-referenced Form S-2 Registration Statement and requests that an order consenting to the withdrawal be entered pursuant to Rule 477(c) effective immediately.

The Company filed the Registration Statement on Form S-2 with respect to shares of its Common Stock on September 20, 2000, filed Amendment No. 1 to the Registration Statement on Form S-2 on October 6, 2000, and filed Amendment No. 2 to the Registration Statement on Form S-2 on November 14, 2000. Due to market conditions, the Company has decided not to proceed with the offering at this time.

If you have any questions, please contact Michael R. Reiner of Morrison Cohen Singer & Weinstein, LLP at (212) 735-8671.

Very truly yours,



Jaco Electronics, Inc.

By: /s/ Joel H. Girsky
Name:    Joel H. Girsky
Title:   President

cc:      Ms. Peggy Fisher, Securities and Exchange Commission
         Ms. Tia Jenkins, Securities and Exchange Commission
         Mr. Alan Morris, Securities and Exchange Commission